02045054

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-1342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: June 27, 2002

By:

Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

CANADIAN
PACIFIC
RAILWAY

News

Release: Immediate, June 27, 2002

<u>MEDIA ADVISORY</u>
CPR 2nd QUARTER 2002 MEDIA CONFERENCE CALL JULY 23, ANALYST PRESENTATION JULY 24

CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) will release its second-quarter 2002 financial and operating results shortly after 4 p.m. ET on July 23, 2002. Robert Ritchie, President and Chief Executive Officer of CPR, will hold a conference call with journalists beginning at 4:45 p.m. ET to discuss the results.

The numbers for the conference call, which is for journalists only, are 800-377-0758 and 416-695-3128. A replay of the call will be available at 800-408-3053 and 416-695-5800, passcode 1181637.

A presentation of the results will be given to analysts on July 24, 2002, in the third floor auditorium at the JPMorganChase building, 270 Park Avenue, New York City, beginning at 11:15 a.m. ET. CPR's results will be presented by Mr. Ritchie; Ed Dodge, Executive Vice-President and Chief Operating Officer; and Mike Waites, Executive Vice-President and Chief Financial Officer.

Investors unable to attend can participate by phone or listen to a live audio webcast via CPR's website at www.cpr.ca . The dial-in numbers for the analyst presentation are 800-387-6216 and 416-405-9328, and callers should dial in at 11 a.m. to register. Journalists are also invited to listen to the analyst presentation.

An audio replay and presentation slides will be available on CPR's website through Aug. 6, 2002. A telephone replay will be available through July 30 by dialing 800-408-3053 or 416-695-5800 and entering passcode 1181644.

Canadian Pacific Railway's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

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Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell, Vice-President - Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca